Exhibit 99.2

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD. REPORT AND CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
REPORT AND  FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF
CHINA NETWORKS INTERNATIONAL HOLDINGS, LIMITED

We have audited the accompanying consolidated balance sheets of China Networks International Holdings, Limited (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of China Networks International Holdings, Limited as of December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has a significant working capital deficit and is dependent on obtaining additional financing to execute its business plan. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1 to the consolidated financial statements. These consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

UHY VOCATION HK CPA LIMITED
Certified Public Accountants

Hong Kong, the People’s Republic of China,
March 29, 2010

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash	$10,388,511	$12,213,131
Restricted cash	236,400	-
Accounts receivable	5,565,677	2,079,139
Other receivables and prepaid expenses	2,125,979	271,776
Other receivables from TV Stations	2,462,311	338,453
Loan receivable from related parties	5,021	311,111
Deferred financing costs	85,936	1,614,357
Total current assets	20,869,835	16,827,967

PROPERTY & EQUIPMENT, NET	226,662	95,741
PROGRAM RIGHTS, NET	-	180,352
PROGRAM INVENTORY	4,270,042	1,566,285
INTANGIBLE ASSETS, NET	26,359,986	27,598,987
INVESTMENT IN TV PROGRAM PRODUCTION	292,517	-

TOTAL ASSETS	$52,019,042	$46,269,332

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Accounts payable	$394,330	$421,701
Customer deposits	766,914	312,446
Accrued interest	3,738,716	1,267,334
Other payable	2,593,790	13,204
Other payable to TV Stations	11,399,160	16,110,516
Accrued liabilities	1,769,203	2,121,751
Due to related parties	7,126,640	329,280
Notes payable, net	25,321,890	24,808,730

Total current liabilities	53,110,643	45,384,962

DEFERRED TAX LIABILITIES	930,356	312,728

TOTAL LIABILITIES	54,040,999	45,697,690

COMMON STOCK SUBJECT TO REPURCHASE	236,400	-

EQUITY
Class A Preferred Shares, net of issuance costs ($0.0005 par value; 1,050,000 shares authorized, 980,000 shares issued and outstanding at December 31, 2008; liquidation preference of $9,800)	-	490
Common stock at $0.0001 par value; 74,000,000 shares authorized, 12,927,888 shares issued and outstanding at December 31, 2009 (2008: Common stock at $0.0005 par value; 1,900,000 shares authorized, issued and outstanding at December 31, 2008)	1,293	950
Additional paid-in capital	-	3,951,599
Accumulated deficit	(7,722,640)	(4,568,284)
Accumulated other comprehensive loss	(3,306)	(70,920)

Total shareholders' deficit	(7,724,653)	(686,165)

Non-controlling interest	5,466,296	1,257,807

Total equity	(2,258,357)	571,642

TOTAL LIABILITIES AND EQUITY	$52,019,042	$46,269,332

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

	For the year ended
	December 31,	December 31,
	2009	2008

NET REVENUE	$19,010,661	$4,344,012

COST OF REVENUE	4,333,423	950,257
Gross profit	14,677,238	3,393,755

OPERATING EXPENSES
Selling expense	457,654	41,637
General and administrative expense	4,463,307	3,223,046
	4,920,961	3,264,683

INCOME FROM OPERATIONS	9,756,277	129,072

OTHER INCOME/(EXPENSE)
Other income/(expense)	(235,817)	(5,723)
Interest expense	(6,800,158)	(3,027,511)
Interest income	78,196	132,180
Gain on extinguishment and cancellation of debt	1,328,861	-
Waiver of accrued liability	960,000	-
	(4,668,918)	(2,901,054)

INCOME/(LOSS) BEFORE INCOME TAX	5,087,359	(2,771,982)

INCOME TAX	2,638,926	637,691

NET INCOME/(LOSS)	$2,448,433	$(3,409,673)

Less: Net loss attributable to the non-controlling interest	(4,120,887)	(1,127,391)

NET LOSS ATTRIBUTABLE TO CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.	$(1,672,454)	$(4,537,064)

OTHER COMPREHENSIVE INCOME/(LOSS)
Foreign currency translation adjustment	67,614	(70,920)
COMPREHENSIVE LOSS	$(1,604,840)	$(4,607,984)

Basic and diluted loss per common share	$(0.22)	$(4.09)
Weighted average shares outstanding	7,519,691	1,108,767

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	China Networks International Holdings, Ltd. Equity
	Preferred Stock		Common Stock		Additional Paid-in	Accumulated	Accumulated Other Comprehensive	Non-controlling
	Shares	Amount	Shares	Amount	capital	Deficit	Loss	Interest	Total

Balance at March 30, 2007 (inception)	-	$-	-	$-	$-	$-	$-	$-	$-
									-
China Networks Media issuance of common stock	-	-	1,000	1,000	-	-	-	-	1,000
									-
Net loss	-	-	-	-	-	(31,220)	-	-	(31,220)
									-
Balance at December 31, 2007	-	-	1,000	1,000	-	(31,220)	-	-	(30,220)

Cancellation of shares due to change of share capital structure	-	-	(1,000)	(1,000)	1,000	-	-	-	-

Issuance of shares due to change of share capital structure	-	-	1,900,000	950	(950)	-	-	-	-

Issuance of preferred stock, net of issuance cost of $406,902	980,000	490	-	-	3,951,549	-	-	-	3,952,039

Foreign currency translation adjustment	-	-	-	-	-	-	(70,920)	-	(70,920)

Net loss	-	-	-	-	-	(4,537,064)	-	1,257,807	(3,279,257)

Balance at December 31, 2008	980,000	490	1,900,000	950	3,951,599	(4,568,284)	(70,920)	1,257,807	571,642

Change of share capital structure due to the Business Combination	(980,000	(490	11,027,888	343	(3,951,599)	(1,481,902)	-	-	(5,433,648)

Foreign currency translation adjustment	-	-	-	-	-	-	67,614	-	67,614

Additional contribution from non-controlling interest	-	-	-	-	-	-	-	87,602	87,602

Net income	-	-	-	-	-	(1,672,454)	-	4,120,887	2,448,433

Balance at December 31, 2009	-	$-	12,927,888	$1,293	$-	$(7,722,640)	$(3,306)	$5,466,296	$(2,258,357)

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2009	For the year ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	$2,448,433	$(3,409,673)

Adjustments to reconcile net income/(loss) from operations to net cash provided by/(used in) operating activities
Depreciation and amorization	1,521,000	670,867
Amortization of debt discount and deferred financing cost	4,174,673	1,760,177
Provision for deferred income tax	617,628	312,773
Gain on extinguishment of debt	(1,328,861)	-

Increase/(decrease) in assets and liabilities
Deferred transaction cost	-	8,061
Accounts receivables	(3,486,539)	(2,079,436)
Program inventory	(2,703,757)	(1,566,509)
Other receivable -TV Stations	(2,123,858)	(338,502)
Other receivable and prepaid expense	(1,854,203)	(271,737)
Accounts payable	(27,371)	421,761
Customer deposits	454,468	312,491
Accrued liabilities	(352,548)	1,161,851
Other payable	2,580,586	13,205
Accrued interest	2,471,382	1,267,334
Other payable - TV Stations	(4,711,356)	1,229,305

Net cash used in operating activities	(2,320,323)	(508,032)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of program rights and contractual relationship	-	(13,572,380)
Loan receivable from related parties	306,090	(311,111)
Investment in TV program production	(292,517)	-
Purchase of property and equipment	(102,516)	(96,154)

Net cash provided by/(used in) investing activities	(88,943)	(13,979,645)

CASH FLOWS FROM FINANCING ACTIVITIES
Gross proceeds from bridge loan financing	-	28,000,000
Direct issuance costs for bridge debt and equity offering	-	(1,653,765)
Due to related parties	(202,780)	261,324
Extinguishment of promissary notes	(958,333)	-
Capital contribution from non-controlling interest	87,602	130,447
Cash obtained from the Business Combination	1,449,122	-

Net cash provided by financing activities	375,611	26,738,006

NET (DECREASE)/INCREASE IN CASH	(2,033,655)	12,250,329
	-
EXCHANGE RATE EFFECT ON CASH	209,035	(65,868)

CASH - BEGINNING OF PERIOD	12,213,131	28,670

CASH - END OF PERIOD	$10,388,511	$12,213,131

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$-	$-
Income taxes	$1,734,077	$-
	-
Deferred financing costs included in accrued liabilities	$-	$960,000

The accompanying notes are an integral part of these consolidated financial statements

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION

China Networks International Holdings, Ltd.  (“CNIH” or the “Company”) was incorporated in Delaware on August 16, 2006 as Alyst Acquisition Corp. (“Alyst”) in order to serve as a vehicle for the acquisition of an operating business in any industry, with a focus on the telecommunications industry, through a merger, capital stock exchange, asset acquisition or other similar business combination.  Alyst’s initial shareholders purchased 1,750,000 shares of common stock, par value $0.0001 per share (“Common Stock”), in a private placement.  On July 5, 2007, Alyst consummated its initial public offering (“IPO”) of 8,044,400 of its units (“Units”).  Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock at an exercise price of $5.00 per share.  Simultaneously with the consummation of the IPO, Alyst consummated a private placement of 1,820,000 warrants, each warrant entitled upon exercise to one share of Common Stock at an exercise prices of $5.00 per share.

On June 24, 2009, Alyst announced that Alyst's stockholders approved its proposed redomestication to the British Virgin Islands (“BVI”) and its proposed business combination with China Networks Media, Ltd., a British Virgin Islands company (“China Networks”).  Alyst redomesticated to the British Virgin Islands through a merger with its wholly-owned subsidiary, CNIH, effective June 24, 2009, with CNIH as the surviving entity.  With effect from June 26, 2009, the business combination among Alyst, CNIH, China Networks and its shareholders, was approved by regulators in the BVI and, thereafter, was consummated on June 29, 2009.

Upon consummation of the Business Combination, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300,000 units, each unit containing one ordinary share and one warrant. As the result of consummation of the business combination, China Networks’ common and preferred shares were converted automatically into 9,422,760 CNIH common shares; therefore China Networks shareholders own approximately 73% of voting equity interests of CNIH. The business combination is considered a reverse acquisition with China Networks as the accounting acquirer.  As such, the historical financial information presented herein prior to June 29, 2009 relates to the financial position and results of operations of China Networks.  Through the business combination, China Networks acquired from Alyst net assets with a fair value of $1,566,492, in which $1,449,122 are in cash.

China Networks was formed to provide broadcast television advertising services in the People’s Republic of China (PRC) operating via joint venture partnerships with PRC state-owned television broadcasters (PRC TV Stations). The Company commenced operations on October 1, 2008. Activity through September 30, 2008 related to the Company’s formation, private placement offering, establishment of joint ventures and contractual relationships in the PRC, and business combination with Alyst. The Company has selected December 31 as its fiscal year end.

The accompanying financial statements include the accounts of CNIH, China Networks and its wholly owned subsidiary Advertising Networks Ltd. (“ANT”). ANT’s accounts include the accounts of its joint-ventures with the PRC TV Stations, Kunming Taishi Information Cartoon Co., Ltd (“Kunming JV”) and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd (“Taiyuan JV”), as a result of ANT’s effective control of these entities through the composition of the board of directors.  As a result of contractual arrangements with Beijing Guangwang Hetong Advertising and Media Co., Ltd. (“Hetong”) and its shareholders, the Company (through ANT) controls and is considered the primary beneficiary of Hetong, and, accordingly, consolidates the accounts of Hetong in its financial statements.

Hetong is a variable interest entity (VIE) as defined by Financial Accounting Standards Board Interpretation No. 46(R): Consolidation of Variable Interest Entities, an interpretation of ARB 51 (‘‘FIN 46R’’).

Kunming JV, Taiyuan JV and Hetong have been consolidated in these financial statements as of the date of their formation as described below.  The operations of Kunming JV and Hetong and activity under the arrangements described below commenced on October 1, 2008. The operations of Taiyuan JV commenced on January 1, 2009.

All significant intercompany accounts, transactions and cash flows are eliminated on consolidation.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION  (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations

Establishment of Joint Ventures.  In 2008, China Networks established certain equity joint ventures with the state owned PRC TV Stations through its Hong Kong wholly-owned subsidiary, ANT.  ANT established the equity joint venture Taiyuan JV with China Yellow River TV Station in Shanxi Province in June 2008; and established an equity joint venture Kunming JV with Kunming TV Station in Yunnan Province in July 2008 (Taiyuan JV and Kunming JV are collectively referred to as the “JV Tech Cos”, and China Yellow River TV Station and Kunming TV Station are collectively referred to as the “PRC TV Stations”).  ANT holds 50% equity interest in the Kunming JV and Taiyuan JV, respectively, and Kunming TV Station and China Yellow River TV Station own the remaining 50% of the respective JV Tech Cos.  Under the terms of the Kunming JV agreement,

Kunming TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB150 million (approximately $21,900,000) and ANT will contribute an equal amount in cash.  Kunming TV Station and ANT have contributed 100% and 50%, respectively, of their obligations under this agreement at both December 31, 2009 and December 31, 2008.  ANT is required to contribute the outstanding amount in twelve months after the establishment of Kunming JV. ANT has entered into a supplemental agreement with Kunming TV Station to extend the payment schedule of the outstanding cash contribution until April 30, 2010.  Under the terms of the Taiyuan JV agreement, China Yellow River TV Station will contribute certain assets and contractual rights (see Exclusive cooperation agreement below) with a fair value of RMB45 million (approximately $6,600,000) and ANT will contribute an equal amount in cash.  China Yellow River TV Station and ANT have contributed 100% of their obligations under this agreement at December 31, 2009; and 100% and 40%, respectively, at December 31, 2008.

Exclusive Cooperation Agreement.    Pursuant to the Exclusive Cooperation Agreement between the JV Tech Cos and the PRC TV Stations, the PRC TV Stations have exclusively and irrevocably granted to the JV Tech Cos the right to carry out advertising operations on its channels, and to provide to the JV Tech Cos all necessary and relevant support, as well as most-favored terms for the conduct of the advertising business. The PRC TV Stations share their resources with the JV Tech Cos, including, but not limited to, all client information (e.g. databases). Under the terms of this agreement, the PRC TV Stations will not engage any other party in any similar agreements. As such, the JV Tech Co’s have the exclusive right to carry out advertising business on PRC TV Stations’ channels.

Kunming JV and Kunming TV Station entered into such Exclusive Cooperation Agreement on August 6, 2008, while Taiyuan JV and China Yellow River TV Station entered such Exclusive Cooperation agreement on July 17, 2008.

Establishment of Trustee Company.   In August 2008, Hetong, the trustee company, established two domestic advertising companies with Kunming TV Station and China Yellow River TV Station, under the respective name of Kunming Kaishi Advertising Co., Ltd. (“Kunming Ad Co.”) and Taiyuan Guangwang Hetong Advertising Co., Ltd. (“Taiyuan Ad Co.”) (Kunming Ad Co. and Taiyuan Ad Co. are collectively referred to as the “JV Ad Cos”). Hetong is 100% owned by two PRC nationals, who are the trustees.

In order to comply with current PRC laws limiting foreign ownership in the television advertising industry, China Networks’ operations are conducted through direct ownership of ANT and through contractual arrangements with Hetong. China Networks does not have an equity interest in Hetong, but instead derives indirect economic benefits from Hetong through a series of contractual arrangements.  Through these arrangements, ANT controls Hetong, which in turn owns 50% of Kunming Ad Cos, and 50% of Taiyuan Ad Co. established with PRC TV Stations. The JV Tech Cos collect the television advertising revenue earned by the JV Ad Cos pursuant to an Exclusive Services Agreement, using assets transferred from PRC TV Stations to the JV Tech Cos pursuant to an Asset Transfer Agreement.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 1 – ORGANIZATION  (CONT’D)

Establishment of Joint Ventures between ANT and the PRC TV Stations (Cont’d)

Asset Transfer Agreements.   Kunming TV Station and Kunming JV entered into an Asset Transfer Agreement on August 11, 2008, under which Kunming TV Station will transfer certain of its assets and contractual rights to Kunming JV, valued at RMB150 million, and Kunming JV will pay the same to Kunming TV Station. China Yellow River TV Station and Shanxi Yellow River and Advertising Networks Cartoon Technology Co., Ltd. (“Taiyuan JV”) also entered into such Asset Transfer Agreement on July 17, 2008, under which China Yellow River TV Station will transfer certain of its asset and contractual rights, valued at RMB45 million, to Taiyuan JV, and the same consideration will be paid by Taiyuan JV. All governmental, statutory and other approvals required for the transfer of these assets were obtained as of the date of the first transfer in August 2008.  At December 31, 2009, Taiyuan JV paid China Yellow River TV Station RMB45 million (approximately $6.6 million) for purchase of program rights under this agreement.  RMB85 million (approximately $12,4 million) was paid under the Kunming Asset Transfer Agreement as of December 31, 2009.

Exclusive Services Agreement.    Pursuant to the Exclusive Services Agreement between the JV Tech Cos and the JV Ad Cos, the JV Tech Cos will be the sole and exclusive provider of services to JV Ad Cos relating to technical support for the production of advertising and advertising consulting. In addition, the JV Ad Cos will be the sole and exclusive advertising agent to the JV Tech Cos and will grant to the JV Ad Cos agency rights for all advertising under the exclusive right to carry out advertising operations, granted by the corresponding PRC TV Stations to the JV Tech Cos in accordance with the Exclusive Cooperation Agreement. Under the terms of the Exclusive Services Agreement, the JV Ad Cos will pay the service fee to the JV Tech Cos as accrued, in accordance with the JV Tech Cos’ regular invoices. As such, all of the JV Ad Cos’ pre-tax revenue (less the relevant business tax) generated during the term of this agreement and relating to the marketing of advertising and other operations will be transferred to the JV Tech Cos as the service fee.
Kunming JV and Kunming Ad Co. entered into an Exclusive Services Agreement on August 6, 2008, while Taiyuan JV and Taiyuan Ad Co. entered into an Exclusive Services Agreement on July 17, 2008.

FIN 46R addresses financial reporting for entities over which control is achieved through a means other than voting rights. In accordance with the requirements of FIN 46R, China Networks has evaluated its relationships with the JV Ad Cos.  The JV Ad Cos are considered variable interest entities (‘‘VIEs’’) as defined by FIN 46R. Through contractual arrangements with JV Ad Cos through Hetong, China Networks is considered the primary beneficiary of the JV Ad Cos as China Networks absorbs a majority of the risk and rewards of those entities.  As such, China Networks consolidates the financial statements of the JV Ad Cos pursuant to FIN 46R as of the date their formation as described above.

Going Concern and Management’s Plans

These consolidated financial statements have been prepared assuming that the Company will continue as a going concern and, accordingly, do not include any adjustments that might result from the outcome of this uncertainty. For the year ended December 31, 2009, the Company incurred a net loss of approximately $1,672,000 and had negative working capital of approximately $32,240,000. For the year ended December 31, 2009, the Company has net cash used in operating activities of approximately $2,320,000.  The Company’s business plan is dependent upon additional financings.

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation - The accompanying unaudited consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”), using the accrual basis of accounting.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Valuation of long-lived assets- The Company follows ASC 360, “Property, Plant and Equipment”. The Company periodically evaluates the carrying value of long-lived assets to be held and used, including intangible assets subject to amortization, when events and circumstances warrant such a review.  The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value.  In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.  Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved.  Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Fair Value of Financial Instruments - ASC 825, “Financial Instruments”, requires disclosing fair value to the extent practicable for financial instruments that are recognized or unrecognized in the balance sheet. The fair value of the financial instruments disclosed herein is not necessarily representative of the amount that could be realized or settled, nor does the fair value amount consider the tax consequences of realization or settlement.

For certain financial instruments, including cash, accounts and other receivables, accounts payable, short-term loans, accruals and other payables, it was assumed that the carrying amounts approximate fair value because of the near term maturities of such obligations. The carrying amounts of long-term loans payable approximate fair value since the interest rate associated with the debt approximates the current market interest rate.

ASC 820, “Fair Value Measurements and Disclosures”. ASC 820 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 delays the effective date of ASC 820 for nonfinancial assets and liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The Company adopted the provisions of ASC 820 for financial assets and liabilities on January 1, 2008; there was no material impact on the Company’s financial position or results of operations at adoption.

Cash and cash equivalents - Cash and cash equivalents include cash on hand, cash accounts, interest bearing savings accounts and time certificates of deposit with a maturity of three months or less when purchased.

Restricted cash – Restricted cash represents cash held in Alyst’s checking account as at December 31, 2009, which is obligated to be used for repurchase of 30,000 CNIH common shares, as stipulated by the Amendment to Stock Purchase Agreement between shareholders and Alyst in July 2009.

Accounts receivable – Accounts receivable are stated at the amount management expects to collect from balances outstanding at the period end.  Allowances for doubtful accounts receivable balances are recorded when circumstances indicate that collection is doubtful for particular accounts receivable or as a general reserve for all accounts receivable.  Management estimates such allowances based on historical evidence such as amounts that are subject to risk and customer credit worthiness.  Accounts receivable are written off if reasonable collection efforts are not successful.

Management periodically reviews the outstanding account balances for collectability.  Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote.

Property and equipment – Property and equipment are stated at cost including the cost of improvements. Maintenance and repairs are charged to expense as incurred.   Depreciation and amortization are provided on the straight-line method based on the shorter of the estimated useful lives of the assets or lease term as follows:

Leasehold improvement	3 years
Furniture, fixtures and equipment	5 years
Computer software	1 year

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Revenue recognition – The Company has advertising revenue, net of agency commissions and sales tax, and advertisement production revenue.  Advertising revenue is generated from advertising time-slots sold to advertising agencies or advertisers to broadcast their advertisements on television or radio channels.  Advertisement production revenue is generated from service provided to advertisers in designing and producing video advertisements.  Advertisement production revenue represented less than 10% of total net sales for the year ended December 31, 2009. The Company recognizes revenue on advertisement when advertisements are broadcast or when the advertisement production service is provided, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. Net sales represent the invoiced value of services, net of business tax and agency commissions.  The Company is subject to business tax which is levied on majority of the Company’s sales at the rate of 5.0-8.5% on the invoiced value of services.

The Company requires customers to prepay certain amounts, as determined by both parties, at the time the contracts are signed.  Customer deposits are recognized into revenue when the related service is provided or advertisement is aired and all other revenue recognition criteria are met.

Cost of revenue – The Company’s cost of revenue on advertising revenue includes amortization of purchased program inventory, costs to buy back certain advertising time-slots sold to agency companies which the Company’s advertising customers need, and cost of producing advertisements.

Comprehensive income (loss) – The Company follows the Statement of Financial Accounting Standard (“SFAS”) No. 130, Reporting Comprehensive Income. Comprehensive income is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments from owners and distributions to owners. For the Company, comprehensive income (loss) for the periods presented includes net income (loss) and foreign currency translation adjustments.

Income taxes- Alyst was subject to US federal, New York State and New York City taxes prior to the redomestication to the BVI through a merger with CNIH. China Networks was originally incorporated in the Cayman Islands and subsequently reincorporated in the BVI.  China Networks is not subject to income taxes under the current laws of the Cayman Islands or BVI.  PRC entities are subject to the PRC Enterprise Income tax at the applicable rates on taxable income at the commencement of operations.

Income taxes are provided on an asset and liability approach for financial accounting and reporting of income taxes.  Current tax is based on the profit or loss from ordinary activities adjusted for items that are non-assessable or disallowable for income tax purpose and is calculated using tax rates that have been enacted or substantively enacted at the balance sheet date.  Deferred income tax liabilities or assets are recorded to reflect the tax consequences in future differences between the tax basis of assets and liabilities and the financial reporting amounts at each year end.  A valuation allowance is recognized if it is more likely than not that some portion, or all, of a deferred tax asset will not be realized.

Foreign Currency- The functional currency of each foreign operation is the local currency. The consolidated financial statements of the Company are presented in United States Dollars (“US$”). Transactions in foreign currencies during the year are translated into US$ at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies on the balance sheet date are translated into US$ at the exchange rates prevailing on that date. Gains and losses on foreign currency transactions (if any) are included in the statement of operations.

The JV Tech Cos and JV Ad Cos translate their assets and liabilities into US$ at the current exchange rate at the end of the reporting period. Revenues and expenses are translated into US$ using the average exchange rate during the period. Gains and losses that result from the translation are included in other comprehensive loss.

Earnings per Common Share – The Company follows ASC 260, Earnings per Share, resulting in the presentation of basic and diluted earnings per share.  Diluted earnings per common share assume that outstanding common shares were increased by shares convertible from preferred stock. Since the Company’s common stock equivalents are not dilutive for the year ended December, 2009 and 2008, the basic and diluted earnings per share for those periods are the same.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Use of estimates - The preparation of the Company’s financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant estimates relate to valuation of program rights and intangible assets, preferred stock valuation, discount on promissory notes, allowance for uncollectible accounts receivable, depreciation, useful lives of property, taxes, and contingencies. These estimates may be adjusted as more current information becomes available and any adjustment could be significant.  Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary.

Non-controlling interest in consolidated financial statements – In December 2007, the FASB issued authoritative guidance related to noncontrolling interests in consolidated financial statements, which was an amendment of ARB No. 51. This guidance is set forth in Topic 810 in the Accounting Standards Codification (ASC 810). ASC 810 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This accounting standard is effective for fiscal years beginning after December 15, 2008. The Company adopted the presentation and disclosure requirements of ASC 810 retrospectively to the December 31, 2008 financial statements.

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued ASC 805, “Business Combinations”. ASC 805 establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. ASC 805 also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. This statement is effective for the Company beginning January 1, 2009 and the Business Combination described above is accounted for in accordance with ASC 805.

In December 2007, the FASB issued ASC 810, “Consolidation”. Non-controlling Interests in Consolidated Financial Statements—an amendment of Accounting Research Bulletin No. 51. ASC 805 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the non-controlling interest, changes in a parent’s ownership interest, and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. ASC 805 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company adopted ASC 805 on January 1, 2009 and non-controlling interests are now classified as stockholders’ equity, a change from its previous classification between liabilities and stockholders’ equity.  Earnings attributable to non-controlling interest are included in net income, although such earnings continue to be deducted to measure earnings per share.  Non-controlling interest presentation has been reclassified for all periods presented.

In March 2008, the FASB issued ASC 815, “Derivative and Hedging”, which is effective January 1, 2009. ASC 815 requires enhanced disclosures about derivative instruments and hedging activities to allow for a better understanding of their effects on an entity’s financial position, financial performance, and cash flows. Among other things, ASC 815 requires disclosures of the fair values of derivative instruments and associated gains and losses in a tabular formant.  ASC 815 is not currently applicable to the Company since the Company does not have derivative instruments or hedging activity.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, The Hierarchy of Generally Accepted Accounting Principles (“FAS 162”). This Standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles. FAS 162 directs the hierarchy to the entity, rather than the independent auditors, as the entity is responsible for selecting accounting principles for financial statements that are presented in conformity with generally accepted accounting principles. The Standard is effective 60 days following SEC approval of the Public Company Accounting Oversight Board amendments to remove the hierarchy of generally accepted accounting principles from the auditing standards. FAS 162 is not expected to have an impact on the financial statements.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 2 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

Recently Issued Accounting Pronouncements (Cont’d)

In April 2008, the ASC 350, “Intangible Assets - Goodwill and Other”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350.  The adoption of this FSP on January 1, 2009 does not have an impact on the Company’s financial result for the year ended December 31, 2009 as the Company did not acquire additional intangible assets during this period.

In June 2008, the FASB issued ASC 260, ”Earning per Share”. This FSP provides that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The Company does not currently have any share-based awards that would qualify as participating securities. Therefore, application of this FSP does not have an effect on the Company’s financial reporting.

In May 2008, the FASB issued ASC 470-20, ”Debt with Conversion and Other Options”. ASC 470-20 is effective for the Company on January 1, 2009. The FSP includes guidance that convertible debt instruments that may be settled in cash upon conversion should be separated between the liability and equity components, with each component being accounted for in a manner that will reflect the entity’s nonconvertible debt borrowing rate when interest costs are recognized in subsequent periods. ASC 470-20 is not currently applicable to the Company since the Company does not have convertible debt.

On January 1, 2009, the Company adopted ASC 323, “ Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The Company does not currently have any investments that are accounted for under the equity method. The adoption of ASC 323 did not have an impact on the Company’s consolidated financial statements.

On January 1, 2009, the Company adopted ASC 350-30, ”General Intangibles Other than Goodwill”. ASC 350-30 clarifies the accounting for certain separately identifiable intangible assets which an acquirer does not intend to actively use but intends to hold to prevent its competitors from obtaining access to them. ASC 350-30 requires an acquirer in a business combination to account for a defensive intangible asset as a separate unit of accounting which should be amortized to expense over the period the asset diminishes in value. The Company currently does not have any defensive intangible assets.

In May 2009, the FASB issued guidance within Topic 855-10 relating to subsequent events.  This guidance establishes principles and requirements for subsequent events.  This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company’s financial statements.  Public entities are required to evaluate subsequent events through the date that financial statements are issued.  This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements.  This guidance requires disclosure of the date through which subsequent events have been evaluated. Adoption of this standards did not result in significant changes in the subsequent events that we are required to recognize or disclosure in our financial statements.

The Group accounts for and discloses events that occur after the balance sheet but before financial statements are issued or are available to be issued through March 29, 2010.

NOTE 3 – OTHER RECEIVABLES AND PREPAID EXPENSES

Other receivables and prepaid expenses are summarized as follows:

	December 31, 2009	December 31, 2008
Prepaid program inventory	$873,479	$201,599
Deposits	29,657	33,580
Prepaid expenses	821,520	22,609
Due from staff	37,371	13,988
Prepaid income tax	363,952
	$2,125,979	$271,776

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 4 – OTHER RECEIVABLES FROM TV STATIONS

As of December 31, 2009 and December 31, 2008, other receivables from TV Stations consist of $422,527 and $86,151 due from Kunming Television Station, a non-controlling interest shareholder of Kunming Ad Co.  The other receivables balance represent payments made by Kunming Ad Co on behalf of Kunming Television Station for television programs purchased by Kunming Television Station prior to October 1, 2008, commencement date of Kunming Ad Co.’s operation and advertisement income collected by Kunming Television Station on behalf of Kunming JV Ad Co.

Other receivables from TV Stations as of December 31, 2009 and 2008 also consist of $2,039,784 and $252,302 due from China Yellow River Television Station, a non-controlling interest shareholder of Taiyuan Ad Co, respectively.  The receivables consist of $345,179 and $252,302 non-interest bearing advance to China Yellow River Television Station for working capital purposes and $1,694,605 and $0 customer payments collected by Yellow River Television Station on behalf of Taiyuan Ad Co as of December 31, 2009 and 2008, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2009	December 31, 2008
At cost: Leasehold improvements	$19,014	$57,326
Furniture, fixtures and equipment	120,480	36,018
Vehicle	103,285	-
Computer software	16,089	2,797
Total	$258,868	$96,141
Less: accumulated depreciation	(32,206)	(400)
Net book value	$226,662	$95,741

NOTE 6 – PROGRAM INVENTORY

Program inventory consists of program licenses acquired from third parties for the right to broadcast certain programs during the license period.  These programs are amortized over their license period, generally two years and record as cost of revenue. Amortization expense related to program inventory were $2,682,334 and $614,364 for the year ended December 31, 2009 and 2008, respectively.

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET

	December 31, 2009	December 31, 2008
Program rights	$180,801	$180,352
Less: accumulated amortization	(180,801)	-
	$-	$180,352
Intangible assets	$28,339,646	$28,269,358
Less: accumulated amortization	(1,979,660)	(670,371)
	$26,359,986	$27,598,987

Program rights represent (1) programs that were contributed by the PRC TV Stations to the JV Tech Cos as capital, and (2) programs purchased by the JV Tech Cos from the PRC TV Stations in accordance with the joint venture and asset transfer agreements, respectively. Program rights are carried at cost and are amortized over their expected useful life of one year.  Amortization expense on the program rights totaled $180,801 and $0 for the year ended December 31, 2009 and 2008, respectively.  There was no amortization of program rights in 2008 as the program rights have not yet been broadcast, the program rights were fully amortized during 2009.  The programs included in program rights are those originally produced by the PRC TV Stations and the JV Tech Co’s have ownership of the program rights pursuant to the joint venture and asset transfer agreements.

The fair value of the remaining capital contribution from the PRC TV Station is included in intangible assets related to the contractual rights described below.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 7 –PROGRAM RIGHTS AND INTANGIBLE ASSETS, NET (CONT’D)

Intangible assets represent the contractual right to operate the advertising business. Intangible assets are evaluated periodically to determine if expected cash flow generate from the advertising business is sufficient to cover the unamortized portion of the intangible assets. To the extent that expected cash flow is insufficient, the intangible assets are written down to their net realizable value. Intangible assets are expected to be amortized on a systematic basis over the lives of the Exclusive Cooperation Agreements of 20 and 30 years for Kunming JV and Taiyuan JV, respectively.  Amortization expense on the intangible assets totaled $1,306,878 and $670,371 for the year ended December 31, 2009 and 2008, respectively. Expected amortization totals approximately $1,304,000 each year in 2010 through 2013, and approximately $21,077,000 in the years thereafter through 2038.

NOTE 8 – OTHER PAYABLE

Other payable consists of the following:

	December 31, 2009	December 31, 2008
Deposits from advertising agencies	$2,569,765	$8,754
Others	24,025	4,450
	$2,593,790	$13,204

Deposits from advertising agencies are security deposits from agencies to ensure the Company has financial resources to collect the overdue payments of agencies or as a penalty if agencies violate agency agreements.  The deposits are renewed every year.  Deposits are used to offset receivable from agencies upon termination of the agency relationship with the Company.

NOTE 9 – OTHER PAYABLE TO TV STATIONS

	December 31, 2009	December 31, 2008
Other payable to PRC TV Stations for purchase of
intangible assets under the Asset Transfer Agreement	$9,529,952	$14,881,387
Other payable to Kunming Television Station	1,331,061	1,187,459
Other payable to China Yellow River Television Station	538,147	41,670
	$11,399,160	$16,110,516

As of December 31, 2009, other payable to Kunming Television Station represents purchase of program inventory of $1,239,548 paid by Kunming Television Station prior to October 1, 2008 on behalf of Kunming Ad Co and penalty of $91,513 to be paid by ANT due to the late payment of capital contribution to Kunming Tech Co.  Other payable to China Yellow River Television Station represents $11,616 employee payroll that China Yellow River Television Station paid on behalf of Taiyuan Tech Co. and $526,531 reimbursement of Yellow River Television Station’s cost of purchase of TV programs and broadcasting and administrative expenses.

As of December 31, 2008, other payable to Kunming Television Station represents purchase of program inventory paid by Kunming Television Station prior to October 1, 2008 on behalf of Kunming Ad Co.  Other payable to China Yellow River Television Station represents customer payments that Taiyuan Ad Co. collected on behalf of China Yellow River Television Station but has not remitted as of December 31, 2008.

NOTE 10 – ACCRUED LIABILITIES

Accrued liabilities consist of the following:

	December 31, 2009	December 31, 2008
Placement fee payable	$-	$960,000
Income tax payable	614,931	324,871
Business and other taxes payable	383,417	306,376
Accrued expenses	538,421	458,021
Accrued salary	232,434	72,483
	$1,769,203	$2,121,751

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 10 – ACCRUED LIABILITIES (CONT’D)

Pursuant to the purchase agreement of the bridge loan financing, the Company is obligated to pay to the placement agent a percentage of the gross proceeds, totaling $1,960,000, as placement fees for securing the investment and in non-accountable expenses.  $1,000,000 of the fee was paid from the proceeds received from the bridge loan financing.  The remaining $960,000 would be paid by the Company upon the earlier of the consummation of the Business Combination (Note 1) or upon the 24th month anniversary of the closing of the bridge loan.  However, placement agent has waived the remaining balance after the consummation of the Business Combination. As a result, a gain on cancellation of accrued liability was recorded.

NOTE 11 –DEBT AND EQUITY BRIDGE FINANCING

	December 31, 2009	December 31, 2008
Notes payable	$25,491,249	$27,990,200
Less: Unamortized discount	(169,359)	(3,181,470)
	$25,321,890	$24,808,730

On July 21, 2008, the China Networks issued an aggregate of promissory notes in the face value of $27,990,200 bearing interest at the rate of 10% per annum and 980,000 shares of Class A Preferred Stock with a par value of $0.0005 in exchange for proceeds of $28,000,000. Each share of preferred stock is convertible into one share of the Company’s common stock. The promissory notes are secured by a pledge of 50.1% of the outstanding common stock of the Company.

The promissory notes stipulated that since the merger between the Company and Alyst was consummated after March 31, 2009, one-half of the principal outstanding plus accrued interest is due eighteen months from the issuance of the promissory notes and the remaining one-half of the principal outstanding plus accrued interest is due thirty-six months from the issuance of the promissory notes.

The promissory notes payable accrues interest at 10% per annum on the unpaid principal amount.  Interest on the notes is payable annually in arrears.  Accrued interest as of December 31, 2009 and interest expense on the notes payable for the year ended are $3,738,716 and $2,625,484, respectively.  Accrued interest as of December 31, 2008 and interest expense on the notes payable for the year ended is $1,267,334.

Management determined that the fair value of the 980,000 Class A Preferred Stock on the issuance date was $5.27 per share, calculated using the Black-Scholes valuation model and the following assumptions: expected life of 30 years; volatility of 25%; risk free interest rate of 0%; common stock price of the Company of $5.28 per share on grant date. Using the relative fair value method, the Company allocated $23,641,059 of the gross proceeds to the promissory notes and $4,358,941 to Class A Preferred Stock.  The face amount of the promissory notes of $27,990,200 was reduced by debt discount of $4,358,941, resulting in an initial carrying value of $23,641,059.

Each share of Class A Preferred Stock has the right to receive a cash amount equal to $7.143 upon the consummation of business combination, plus deferred cash payments contingent upon the achievement of future net income.  As of December 31, 2009, the Company has accrued a liability of approximately $7 million due to these shareholders, with an offset to Additional Paid-in Capital and Accumulated Deficit.

After the merger between the China Networks and Alyst consummated on June 29, 2009, the Company has been negotiating with the notes holders to reach a debt restructuring plan. The Company estimated that the restructuring plan will be approved by the debt holders before April 2010. With estimated life of the bridge loan of approximately 18 months, the Company adopted the effective interest rate method to amortize the debt discount over the 18-month period and an effective monthly rate of 1.49%.  Discount on the notes payable is recorded as interest expense.  Interest expense resulted from the amortization of debt discount totaled $2,769,407 and $1,167,671 for the year ended December 31, 2009 and 2008, respectively.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 11 –DEBT AND EQUITY BRIDGE FINANCING (CONT’D)

In connection with the bridge loan financing, the Company incurred placement fee of 6% of the gross proceeds and issuance costs of 1% of gross proceeds to the placement agent, totaling $1,960,000, of which $1,000,000 has been paid from the proceeds received from the bridge loan in July 2008 and the remaining $960,000 fee has been waived as described in Note 10 above.  The Company also incurred other direct issuance costs of which $653,765 was also paid with proceeds from the bridge loan.  Of the total issuance costs of $2,613,765, $2,206,863 was allocated to debt issuance costs and recorded as deferred financing cost.  The remaining $406,902 was allocated to the preferred shares and netted with proceeds in additional paid in capital. For the year ended December 31, 2009 and 2008 amortization expense from accretion of issuance costs totaled $1,405,266 and $592,506, respectively.

On February 27, 2009, the Company paid $958,333 to certain notes holders to extinguish promissory notes with principal amounted to $2,498,951.  The notes holders waived interest accrued on the notes totaled $154,102.  The debt discount and deferred financing cost associated with the portion of the extinguished promissory notes were also written off during the year ended December 31, 2009.  As a result of the transaction, a gain on early retirement of promissory notes of $1,328,861 was recorded.  In connection with this transaction, the notes holders also transferred a total of $500,000 in principal amount of promissory notes and 105,000 shares of the preferred stocks to a third party.

NOTE 12 – RELATED PARTY TRANSACTIONS

Due to related parties

Amounts due to related parties consist of advances made to the Company or payments made behalf on the Company to finance development stage activities and other costs. The amounts due to related parties for such advances were non-interest bearing and had no stated repayment terms. Amounts due to related parties for such advances totaled $126,500 and $329,280 at December 31, 2009 and 2008, respectively.

In addition, at December 31, 2009, an amount of $7,000,140 represents payment due to former China Networks preferred shareholders, which was contingent upon the consummation of business combination, was also accrued.

Loan receivable from related parties

Loan receivable from related parties represent amount extended to the trustees after consolidation elimination of 100% of the registered capital of Hetong, as discussed in Note 1 under Establishment of Trustee Company. The loan receivable is non-interest bearing and due on demand.

Cutoff agreement with Kunming TV Station on transfer of operation

Fixed assets lease
On October 1, 2008, Kunming TV Station transferred the right to operate the advertising business to Kunming JV Ad Co.  According to the agreement, Kunming JV Ad Co. will lease certain fixed assets from Kunming TV Station.  For fixed assets that have been used for less than 5 years, the rental fee is RMB446,454 (approximately $65,100) for the period from October 1, 2008 to March 31, 2009, due at the end of March 2009.  For fixed assets that have been used for over 5 years, Kunming JV Ad Co. may use these fixed assets for free; however will be responsible for maintenance cost and the fixed assets must be returned to Kunming TV Station when they can no longer be used.  Kunming TV Station will be responsible for the purchase of specialized equipment in the future and lease the equipment to Kunming JV Ad Co.  A rental fee will be paid to Kunming TV Station, calculated based on 5 year straight-line depreciation method with 5% salvage value and payable every six months.  At the end of the 5 year depreciation period, Kunming JV Ad Co. may use the specialized equipment for free but will be responsible for maintenance cost.  For the year ended December 31, 2009 and 2008, fixed assets lease expense totaled $101,450 and $32,573, respectively.

Program cost paid but not aired
According to the agreement, program cost totaled RMB12,438,250 (approximately $1,814,700) that was paid by Kunming TV Station but hasn’t been aired yet as of October 1, 2008 is payable back to Kunming TV Station.  In 2009, program cost of RMB 600,000 (approximately $87,700) was returned to Kunming TV Station from a production company. As of December 31, 2009 and 2008, RMB11,268,100 (approximately $1,647,400) and RMB7,899,700 (approximately $1,152,500) of program inventory has been received.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 12 – RELATED PARTY TRANSACTIONS  (CONT’D)

Cutoff agreement with Yellow River TV Station on transfer of operation

Additional agreement signed in March 2009
In March 2009, an addendum to the cutoff agreement was signed relating to employee payroll expense. Due to the fact that some employees of Kunming JV Ad Co. will still need to perform some services for Kunming TV Station, Kunming JV Cos and Kunming TV Station have agreed that the payroll expense of these employees for the next three years starting from 2009 will be borne by Kunming TV Station, the total payroll expense shall not exceed RMB9,000,000 (approximately $1,314,700). Kunming TV Station’s share of the payroll expense will be paid via an offset with program cost paid but not aired that are included in other payable to Kunming TV Station. The relevant payroll expenses totaled RMB2,867,372 (approximately $419,206) for the year ended December 31, 2009.

Receivables collected on behalf of Kunming TV Station
As of October 1, 2008, there were RMB13,124,449 (approximately $1,914,800) of receivables for advertisements that were aired but Kunming TV Station has not received payments for yet.  These receivable will be collected by Kunming JV Ad Co. on behalf of Kunming TV Station and will remit the actual payments received on a monthly basis.  As of December 31, 2009, there was no balance due to Kunming TV Station.

Receipts in advance from customer collected by Kunming TV Station
As of October 1, 2008, there were RMB924,025 (approximately $134,800) receipts in advance collected by Kunming TV Station from customers for advertisements that have not been aired yet.  As of December 31, 2008, these advertisements were aired and recognized in revenue.  Kunming JV Ad Co has received all amounts due for advertisements aired by Kunming TV Station related to these receipts in advance as of December 31, 2009.

As of January 1, 2009, Yellow River TV Station transferred the right to operate the advertising business to Taiyuan JV Ad Co.

Receipts in advance from customer collected by Yellow River TV Station
As of January 1, 2009, there were RMB4,345,810 (approximately $634,800) receipts in advance collected by Yellow River TV Station from customers for advertisements that have not been aired yet.  As of December 31, 2009, advertisements amounted RMB2,138,200 (approximately $312,600) were aired and recognized in revenue.

Receivables collected on behalf of Yellow River TV Station
As of January 1, 2009, there were RMB285,617 (approximately $41,700) of receivables for advertisements that were aired but Yellow River TV Station has not received payments for yet.  These receivables were collected by Taiyuan JV Ad Co. on behalf of Yellow River TV Station and were offset with other receivables from Yellow River TV Station.

NOTE 13 – INCOME TAX

The enterprise income tax is reported on a separate entity basis.

BVI

China Networks Media, Ltd. was incorporated in the British Virgin Islands and is not subject to income taxes under the current laws of the British Virgin Islands.

PRC

The JV Tech Cos, JV Ad Cos, Hetong, Beijing Guangwang are subject to PRC income tax at the statutory tax rate of 25%.

The income tax provision consists of the following:

	Year ended
	December 31, 2009	December 31, 2008
Current tax	$2,021,298	$324,963
Deferred tax	617,628	312,728
	$2,638,926	$637,691

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 13 – INCOME TAX  (CONT’D)

The following is a reconciliation of the tax derived by applying the PRC Statutory Rate of 25% to the income before income taxes and comparing that to the recorded income tax provision:

	Year ended
	December 31, 2009	December 31, 2008
Expected income tax at PRC statutory rate 25%	$1,271,840	$(692,996)
Add: Parent company’s expenses not subject to PRC tax	1,484,378	1,280,729
Add: Losses at subsidiaries	125,551	57,863
Permanent difference	985	(7,906)
Unrecognised temporary difference	(243,828)	-
Income tax expense	$2,638,926	$637,691

The Company’s deferred tax assets and liabilities at December 31, 2009 and 2008 consisted of:

	December 31, 2009	December 31, 2008
Deferred tax assets – foreign NOL	$183,414	$57,863
Deferred tax assets – intangible assets	31,818	31,818
Total deferred tax assets	215,232	89,681
Less: valuation allowance	(215,232)	(89,681)
Net deferred tax assets	$-	$-
Deferred tax liabilities – intangible assets and
Program inventory	$930,356	$312,728
Net deferred tax liabilities	$930,356	$312,728

The Company has not recognized deferred tax assets relating to the net operating loss and temporary differences generated in its PRC subsidiaries because the Company does not expect to have taxable income in the respective subsidiaries to utilize these deferred tax assets.  The deferred tax valuation allowance increased $125,551 during the year ended December 31, 2009.

The Company adopted FIN 48, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

At December 31, 2009, Company’s management considered that the Company had no uncertain tax positions that affected its consolidated financial position and results of operations or cash flow, and will continue to evaluate for the uncertain position in future. There are no estimated interest costs and penalties provided in the Company’s financial statements for the year ended December 31, 2009.

NOTE 14 – SHAREHOLDERS’ EQUITY

China Networks was initially organized as a Cayman Islands company under the name of China Networks Limited on March 30, 2007, with 50,000 shares of common stock authorized at $1 par value.

On June 2, 2008, the China Networks changed its registered office to the British Virgin Islands and continued under the name China Networks Media, Ltd.  China Networks was authorized to issue 1,900,000 share of common stocks and 1,050,000 shares of Class A Preferred Stock, each with a par value of $0.0005 per share.  On the same day, the China Networks cancelled the 1,000 shares of common stock that were previously issued while it was a Cayman Islands company and issued 1,900,000 shares of common stock.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 14 – SHAREHOLDERS’ EQUITY (CONT’D)

China Network’s Class A Preferred Share had one voting right, a right to an equal share in any dividend paid by the China Networks, a liquidation preference of $0.01 per share, and was convertible into common stock without payment of any further consideration.  The number of common stock that Class A Preferred Shares may be converted into initially is determined by dividing the original purchase price of Class A Preferred Shares by the conversion price of Class A Preferred Shares; provided that the initial conversion price shall be the original purchase price, subject to adjustment upon occurrence of certain events as stated in the Company’s Memorandum and Articles of Association.

Upon consummation of the business combination among Alyst, CNIH, China Networks and its shareholders on June 29, 2009, CNIH had outstanding 12,927,888 ordinary shares, par value $0.0001 per share, 9,864,400 warrants, and an IPO Underwriters’ Purchase Option for 300,000 units, each unit containing one ordinary share and one warrant. As the result of consummation of the business combination, China Networks’ 1,900,000 common and 980,000 preferred shares issued and outstanding immediately prior to the business combination were converted automatically into 9,794,400 shares and another 253,488 shares were issued and held by Alyst’s underwriter for a total of 11,027,888 CNIH common shares; therefore China Networks shareholders own approximately 73% of voting equity interests of CNIH. The business combination is considered a reverse acquisition, which China Networks is the accounting acquirer.

Upon the consummation of business combination, each China Networks preferred share issued and outstanding immediately prior to the business combination has the right to receive a cash amount equal to $7.143. This payment obligation has been accrued as an amount of Due to Related Parties, with an offset to Additional Paid-in Capital and Accumulated Deficit.

In June 2009, Alyst and its shareholders of 5,702,384 common shares entered Stock Purchase Agreement for repurchase of those common shares by an aggregate price of $44,896,637, approximately $7.87 per share (the “Purchase Price”), at the closing of the business combination.  During period of July 1 and July 2, 2009, payments in total of $34,607,721 were paid to former Alyst shareholders of 4,396,604 shares.

In July 2009, the shareholders of the rest 1,305,780 shares entered Amendments to Stock Purchase Agreement (the “Amendment”) with CNIH, which stipulates that these shareholders have the right until five years after the date of the Amendment to exercise the right to receive the Purchase Price. As required by the Amendment, CNIH deposited $10,289,546, representing the aggregate Purchase Price of 1,305,780 shares, in a trust account in July 2009. In September 2009, shareholders of 1,275,780 shares among above mentioned 1,305,780 shares exercised the right to receive Purchase Price.

Warrants

After the redomestication merger with Alyst and business combination with China Networks, CNIH has had 9,864,400 warrants outstanding. Each warrant entitles the registered holder to purchase one share of ordinary shares at a price of $5.00 per share, subject to adjustment as discussed below, at any time commencing on the completion of the business combination. The warrants will expire at 5:00 p.m., New York City time on June 28, 2011. CNIH may call the warrants for redemption.

Purchase Option

In connection with Alyst’s IPO, an option to purchase up to a total of 300,000 units was issued to representatives of the underwriters, for $100.  The units issuable upon exercise of the option are identical to the units issued to the public in the IPO, except that the exercise price of the underlying warrants will be $10.00 per share.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 15 – CONCENTRATIONS, RISK AND UNCERTAINTIES

Customer concentration – The Company has the following concentrations of business with each customer constituting greater than 10% of the Company’s net sales:

	Year ended
	December 31, 2009	December 31, 2008
Kunming Fengyun Advertising Ltd.	23.5%	26.3%
Yunnan Hua Nian Advertising Ltd.	16.2%	16.6%
Qunyi Media Group	13.0%	10.5%
Yunnan Communications Radio and Television Advertisement Ltd.		10.5%

As at December 31, 2009, accounts receivable due from these customers totaled $3,463,233. The Company is not aware of any financial difficulties being experienced by its major customers.

Supplier concentration – The Company did not have any concentrations of business with each supplier constituting greater than 10% of the Company’s purchases for the year ended December 31, 2009.

Credit risk on cash and cash equivalents – The Company maintains its cash and cash equivalents in accounts with major financial institutions in the United States of America and the PRC, in the form of demand deposits and money market accounts. Deposits in banks may exceed the amounts of federal deposit insurance provided on such deposits. As of December 31, 2009 the Federal Deposit Insurance Corporation insured balances in bank accounts up to $250,000. At December 31, 2009, the uninsured balances amounted to approximately $10.1 million. The Company has not experienced any losses on its deposits of cash and cash equivalents.

NOTE 16– OPERATING RISK AND MARKET RISK

Foreign currency risk

Substantially all of the Company’s transactions are denominated in Renminbi, but a substantial portion of its cash is kept in U.S. dollars. Although the Company believes that, in general, its exposure to foreign exchange risks should be limited, its cash flows and revenues will be affected by the foreign exchange rate between U.S. dollars and Renminbi. It is possible that the Chinese government may elect to loosen further its current controls over the extent to which the Renminbi is allowed to fluctuate in value in relation to foreign currencies. The Company’s business and the price of its ordinary shares could be negatively affected by a revaluation of the Renminbi against the U.S. dollar or by other fluctuations in prevailing Renminbi-U.S. dollar exchange rates.

Company’s operations are substantially in foreign countries

Substantially all of the Company’s operations are in China. The Company’s operations are subject to various political, economic, and other risks and uncertainties inherent in China. Among other risks, the Company’s operations are subject to the risks of restrictions on transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

NOTE 17 – COMMITMENTS AND CONTINGENCIES

Operating Leases

In the normal course of business, the Company leases office space under operating leases agreements.  The operating lease agreements generally contain renewal options that may be exercised at the Company’s discretion after the completion of the base rental terms.

The Company rents equipment from the Kunming TV Station from October 2008 through 2020.  Equipment rental expense total approximately $190,000 from 2009 to 2013 and approximately $32,500 thereafter.  The Company also rents office space from China Yellow River TV Station for approximately $2,200 per year through June 2011.  Rent expense for the year ended December 31, 2009 totaled $205,349.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 17 – COMMITMENTS AND CONTINGENCIES (CONT’D)

Operating Leases (Cont’d)

The Company is obligated under operating leases requiring minimum rentals as follows:

2010	$88,005
2011	51,418
2012	49,358
2013	24,029
2014	5,324
Thereafter	27,236
$245,370

Deferred Cash Payments

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

(i)
Each holder of China Networks shares as of the Business Combination effective time (each, a “Closing Holder”) shall be entitled to receive from CNIH deferred cash payments contingent upon the achievement by CNIH of the amounts of Net Income (as defined below) set forth below (the “Deferred Cash Payments”).

(ii)
CNIH agrees that the Closing Holders shall be entitled to receive from CNIH cash payments on or prior to December 31, 2009 equal to an aggregate amount of U.S. $3,000,000, solely and exclusively upon CNIH earning Net Income of at least U.S. $20,000,000 during the four fiscal quarters immediately preceding such payment, to be allocated among such holders based on their percentage ownership of the China Networks shares immediately prior to the Business Combination effective time (the “Percentage Allocations”).

(iii)
Deferred Cash Payments (Cont’d)

CNIH agrees that Closing Holders shall be entitled to receive from CNIH additional cash payments on or prior to December 31, 2010 equal to an aggregate amount of U.S. $3,000,000, solely and exclusively upon CNIH earning Net Income of at least U.S. $30,000,000 during the four fiscal quarters immediately preceding such payments, to be allocated among the holders of Company Shares in accordance with their respective Percentage Allocations.

(iv)
As used herein, “Net Income” means the net income of CNIH and its subsidiaries as determined in accordance with U.S. generally accepted accounting principles (“GAAP”) and on a pro forma basis, but excluding equity-based compensation charges, extraordinary one-time charges and charges related to the Business Combination or impairment of goodwill; provided that, with respect to any acquisitions of businesses or persons after the Business Combination effective time, in order for the net income generated by such acquired businesses or persons to be included in the foregoing definition of Net Income, such acquisitions must be accretive on a Net Income per share basis. In calculating Net Income per share, CNIH shall use CNIH’s audited or reviewed financial statements for the fiscal period in question. For the acquisition to be accretive, the pro forma Net Income per share on a post-acquisition basis must be greater than the pro forma Net Income per share immediately prior to the acquisition. As used herein, “pro forma basis” means that the Net Income will be calculated as if all such non-dilutive acquisitions completed during the year had occurred on the first day of that year.

(v)
Any Deferred Cash Payments due and payable pursuant to the foregoing shall be paid to Closing Holders on the later of (i) the date 30 days after preparation and completion of CNIH’s audited or reviewed financial statements for the fiscal period in question and (ii) the tenth business day after the determination of Net Income for purposes of this Agreement with respect to the fiscal period in question.

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 17 – COMMITMENTS AND CONTINGENCIES (CONT’D)

Deferred Stock Payments

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

(i)
Each Closing Holder of China Networks common stocks shall be entitled to receive deferred stock payments contingent upon the achievement by CNIH of the amounts of Net Income set forth below (the “Deferred Stock Payments”).

(ii)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 2,850,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $20,000,000 during the fiscal year ending December 31, 2009, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(iii)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 3,075,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $30,000,000 during the fiscal year ending December 31, 2010, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(iv)
CNIH agrees that the Closing Holders of China Networks common stocks shall be entitled to receive from CNIH an additional 3,075,000 newly issued CNIH shares solely and exclusively upon CNIH earning Net Income of at least U.S. $40,000,000 during the fiscal year ending December 31, 2011, to be allocated among the Closing Holders in accordance with their respective Percentage Allocations.

(v)
Any Deferred Stock Payments due and payable pursuant to the foregoing shall be issued to the Closing Holders of China Networks common stocks on the later of the (i) 30 days after preparation and completion of CNIH’s audited year-end financial statements for the fiscal period in question and (ii) tenth business day after the determination of Net Income for purposes of this Agreement with respect to the fiscal period in question.

(vi)
In the event that the Net Income target for any fiscal year is achieved during a fiscal year that is prior to the year corresponding to such Net Income target, the Closing Holders shall be entitled to receive, in addition to the Deferred Stock Payment for the then current fiscal year, the Deferred Stock Payment for any additional future fiscal year with respect to which the Net Income target has also been achieved.

Warrant Exercise Proceeds

According to the Merger Agreement by and among Alyst, China Networks, and its shareholders:

CNIH agrees that the China Networks common share Closing Holders and holders of China Networks Preferred Shares as of the Closing (“Preferred Share Closing Holders”) shall be entitled to receive from the Company, cash payments (the “Warrant Payments”) equal to a maximum aggregate amount of U.S. $19,110,000 and 10% of the aggregate gross proceeds received in the Financing from the bridge investors (Note 11), respectively, solely and exclusively upon CNIH’s receipt of cash proceeds from the exercise of the CNIH Warrants and the CNIH Insider Warrants (collectively, the “Warrants”). The Warrant Payments shall be allocated among such holders of Closing Holders and Preferred Share Closing Holders based on their percentage ownership of the sum of (a) the China Networks common shares, or (b) the China Networks Preferred Shares immediately prior to the Business Combination Effective Time (the “WEP Percentage Allocations”), as the case may be. Upon exercise of any Warrants, as soon as practicable after receipt of the actual cash proceeds received therefrom by CNIH (but in any event within 10 days) (the “Cash Proceeds”), CNIH shall make a cash payment to each Closing Holder and Preferred Share Closing Holder equal to 66% of the Cash Proceeds then available for distribution pursuant to the foregoing sentence multiplied by the WEP Percentage Allocation of such holder. The Company shall retain and apply to its general corporate purposes 34% of the Cash Proceeds. In no event shall the maximum aggregate amount payable to any such holder exceed (x) U.S. $19,110,000 or 10% of the aggregate gross proceeds received in the Financing from the bridge investors, as the case may be, multiplied by (y) the WEP Percentage Allocation of such holder (which aggregate amount, in the case of a Preferred Share Closing Holder, shall not exceed $50,000 for each 17,500 Preferred Shares owned as of the Closing).

CHINA NETWORKS INTERNATIONAL HOLDINGS, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2009 AND 2008

NOTE 18 – SUPPLEMENTARY NOTE TO THE CONSOLIDATED STATEMENTS OF CASH FLOW

On June 29, 2009,  there was business combination between China Networks International Holdings, Limited (the accounting acquiree, and China Networks Media, Limited, which is the accounting acquirer, The carrying amounts and fair value of identifiable assets and liabilities acquired are as follows:

Carrying amount and fair value
Cash	$1,449,122
Restricted Cash	44,896,637
Prepaid expense and income tax	365,531
Other payable	(60,674)
Accrued liabilities	(187,487)
Common shares subject to conversion	(44,896,637)

Net assets acquired	$1,556,492

Cash consideration paid	-

Net cash from business combination	$1,449,122

NOTE 19 – SUBSEQUENT EVENT

In January 2010, the Company’s wholly owned subsidiary, Advertising Networks Limited, entered into a supplemental agreement with Kunming TV that extends the deadline for the RMB 75 million required capital contributions to Kunming JV Tech Co. until April 30, 2010. Advertising Networks Limited has contributed RMB 26.25 million immediately after the conclusion of the supplemental agreement.